United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AirNet Technology Inc.
 (Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

00941Q104(1)
(CUSIP Number)

Zhichao Li

Yin Wang

c/o Northern Shore Group Limited

Level 23, China World Tower B

1 Jianguomenwai Ave, Chaoyang District

Beijing, China 100004

86-10-8509-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten ordinary shares (the “Ordinary Shares”) of the Issuer.

CUSIP No. 00941Q104	13D/A	Page 2 of 8 Pages

1		Names of Reporting Persons Northern Shore Group Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 69,072,901 Ordinary Shares (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 69,072,901 Ordinary Shares (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 69,072,901 Ordinary Shares (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 19.4% (2)
14		Type of Reporting Person CO

Note:

(1) Includes (i) 28,412,806 ordinary shares of the Issuer of par value US$0.001 per share (the “Ordinary Shares”) currently held by Northern Shore Group Limited (the “Northern Shore”); and (ii) 40,660,095 Ordinary Shares it has agreed to acquire pursuant to the Investment Agreement (the “Investment Agreement”), dated April 6, 2022, by and among the Issuer, Mr. Herman Man Guo, Mrs. Dan Shan and Unistar Group Holdings Limited, and excludes any Ordinary Shares subject to the warrants (the “Warrants”) that may be granted to the Northern Shore pursuant to Investment Agreement.

(2) Calculated on the basis of an aggregate of 355,907,782 Ordinary Shares, including (i) 177,953,891 Ordinary Shares outstanding as of April 6, 2022 as stated in the Issuer’s representations and warranties contained in the Investment Agreement and (ii) 177,953,891 Ordinary Shares the Issuer has agreed to issue pursuant to the Investment Agreement, and excluding any Ordinary Shares subject to the Warrants.

CUSIP No. 00941Q104	13D/A	Page 3 of 8 Pages

1		Names of Reporting Persons Zhichao Li
2	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 69,072,901 Ordinary Shares (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 69,072,901 Ordinary Shares (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 69,072,901 Ordinary Shares (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 19.4% (2)
14		Type of Reporting Person IN

Note:

(1) Includes (i) 28,412,806 ordinary shares of the Issuer of par value US$0.001 per share (the “Ordinary Shares”) currently held by Northern Shore Group Limited (the “Northern Shore”); and (ii) 40,660,095 Ordinary Shares it has agreed to acquire pursuant to the Investment Agreement (the “Investment Agreement”), dated April 6, 2022, by and among the Issuer, Mr. Herman Man Guo, Mrs. Dan Shan and Unistar Group Holdings Limited, and excludes any Ordinary Shares subject to the warrants (the “Warrants”) that may be granted to the Northern Shore pursuant to Investment Agreement.

(2) Calculated on the basis of an aggregate of 355,907,782 Ordinary Shares, including (i) 177,953,891 Ordinary Shares outstanding as of April 6, 2022 as stated in the Issuer’s representations and warranties contained in the Investment Agreement and (ii) 177,953,891 Ordinary Shares the Issuer has agreed to issue pursuant to the Investment Agreement, and excluding any Ordinary Shares subject to the Warrants.

CUSIP No. 00941Q104	13D/A	Page 4 of 8 Pages

EXPLANATORY NOTE: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 1, 2021 (the “Original Schedule 13D”) with respect to the ordinary shares of the Issuer with a par value of US$0.001 per share (the “Ordinary Shares”). Capitalized terms used but not otherwise defined herein have the same meanings ascribed to them in the Original Schedule 13D. Unless specifically amended or supplemented hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Original Schedule 13D is amended and supplemented as follows:

On April 6, 2022, the Issuer, Mr. Herman Man Guo, Mrs. Dan Shan (together with Mr. Herman Man Guo, the “Founder”) and Unistar Group Holdings Limited (“Unistar Group”) entered into an investment agreement (the “Investment Agreement”), pursuant to which the Issuer agreed, subject to the terms and conditions set forth therein, to issue and deliver (i) 177,953,891 Ordinary Shares (the “Subscribed Shares”) and (ii) warrants to purchase 117,805,476 Ordinary Shares (the “Warrant Shares”) by way of warrant agreements (the “Warrants”, together with the Subscribed Shares, the “Subscribed Securities”) to Unistar Group and its nominee, Northern Shore Group Limited (“Northern Shore”) in the respective allocations as set forth below.

	Subscribed Shares	Warrant Shares
Unistar Group	137,293,796 Shares	82,463,833 Warrant Shares
Northern Shore	40,660,095 Shares	35,341,643 Warrant Shares
Total	177,953,891 Shares	117,805,476 Warrant Shares

Pursuant to the Investment Agreement, the Subscribed Securities will be issued in exchange for in-kind consideration (as described in the next paragraph) agreed by the parties to be valued at US$34,178,928, comprising (i) US$34,167,147 as consideration for the Subscribed Shares, and (ii) US$11,781 as consideration for the Warrants.

The consideration for the Subscribed Securities is contemplated to be paid by the delivery and transfer (or cause to deliver and transfer) by Unistar Group to the Issuer the legal title of certain computer servers designed for mining cryptocurrencies. No additional consideration has been or will be paid by Unistar Group and/or Northern Shore for such Subscribed Securities.

The foregoing summary of the Investment Agreement and the Warrants is qualified in its entirety by the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 of Original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

As disclosed in Item 3, on April 6, 2022, the Issuer, the Founder and Unistar Group entered into the Investment Agreement pursuant to which the Issuer agreed to issue and deliver to Unistar Group and its nominee, Northern Shore, the Subscribed Securities.

CUSIP No. 00941Q104	13D/A	Page 5 of 8 Pages

Unistar Group intends to acquire its allocation of the Subscribed Securities for investment purposes, subject to the terms and conditions of the Investment Agreement, which include, among others:

•	From and after the period from the date of the Investment Agreement, unless Unistar Group otherwise consent in writing in Unistar Group’s sole and absolute discretion, the Issuer shall not, and shall procure the other group companies (including the Issuer and its current and future subsidiaries and consolidated affiliated entities, each the “Group Company” collectively the “Group”) not to, and the Founder shall cause the Group Companies not to, among others: (i) other than the authorization and issuance of the Subscribed Securities to Unistar Group and Northern Shore, issue, sell or grant any equity securities, (ii) redeem, purchase or otherwise acquire any of its equity securities, (iii) authorize or pay any distribution, (iv) effect any change in its share capital, (v) amend or waive any provision of the organizational documents of any Group Company, (vi) voluntarily delist from any trading market, or not use reasonable best effort to keep the Issuer’s current listing status, (vii) effect or commence any liquidation, merger, consolidation, reorganization or similar transactions involving any Group Company, (viii) amend the conversion ratio between the Ordinary Shares and the ADSs, (ix) introduce any change to the current business of any Group Company, (x) change the position or Business Line Authority (as defined below) given to the person designated by Unistar Group (the “Investor Designee”), (xi) incur certain indebtedness and obligations, or make any loan or capital contribution, (xii) incur or commit certain capital expenditure, (xiii) enter into, terminate, amend in any material respect or waive any of its material rights under certain material contracts, (xiv) enter into any contract or transaction with any of the Issuer’s shareholders, their affiliates and certain other persons, (xv) enter into any agreement regarding acquisition, disposal, or any guarantee, mortgage, pledge or other security over any property or asset of any Group Companies (including the Owned Computer Servers (as defined in the Investment Agreement)), (xvi) purchaser, acquire, lease, or dispose equity securities by the Issuer, (xvii) take any action that results in the liquidation, dissolution or winding up of any Group Company, (xviii) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business consistent with past practice, material insurance policies maintained by it, (xix) fail to maintain material intellectual property, (xx) fail to make SEC filings, (xxi) appoint or change the auditors of any Group Company, or adopt or change any treasury policy, accounting policy, tax policy or fiscal policy of any Group Company, (xxii) (A) terminate, hire or change employment terms of, certain directors or officers, (B) establish or adopt any new equity incentive plan, or (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of any of the Group Company other than customary exceptions, or (D) take any action to accelerate the vesting, payment or funding of any compensation, payment or benefit, (xxiii) increase the salary, compensation or benefits of certain highest remunerated employees, (xxiv) increase or decrease the authorized size of the board of the Issuer (the “Board”) or establish or abolish any board committee of the Issuer, (xxv) initiate, pay, discharge, waive, compromise, satisfy or settle any legal action, (xxvi) authorize any of, or agree to commit to do any of, the foregoing.

•	Each of the Issuer and Unistar Group shall cooperate (and the Founder shall cause the Issuer to cooperate) with each other and the Issuer shall use (and the Founder shall cause the Group Companies to use, and the Issuer shall cause the other Group Companies to use) its reasonable best efforts to (i) cooperate with the other party in connection with any filing or submission with a governmental authority (including the NASDAQ) relating to the Transactions, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication with a governmental authority (including the NASDAQ) regarding the Transactions, (iii) subject to applicable laws and to the extent reasonably practicable, consult with the other party with respect to information that appears in any filing made with any governmental authority (including the NASDAQ) in connection with the Transactions, and (iv) to the extent permitted, give the other party the opportunity to attend and participate in such meetings and conferences. The Issuer shall use its reasonable best efforts to, and the Founder shall cause the Issuer to, (i) on or prior to the closing of the Investment Agreement, obtain written confirmation from NASDAQ that the Issuer is in compliance with all of the continued listing requirements under the rules and regulations of the NASDAQ (including the continued listing requirement regarding minimum bid price and minimum stockholders’ equity).

•	The Founder and the Issuer shall procure, prior to the closing of the Investment Agreement, (i) the Business Line shall have sole power and authority within the Group to manage and operate all of the Owned Computer Servers (as defined in the Investment Agreement) and the related cryptocurrency business, and (ii) the Board grants Unistar Group the sole and absolute power and authority over the management and operations of the Business Line (including, for the avoidance of doubt, the Owned Computer Servers) and all decision making power related to the Business Line (the “Business Line Authority”). The Business Line Authority shall include, without limitation, the followings: (x) the sole and absolute decision-making power over all matters in connection with the Business Line (including, for the avoidance of doubt, the management and operation of the Owned Computer Servers), including in connection with the production, generation and storage of Bitcoin and other cryptocurrency; (y) the power and authority to deposit and store the Bitcoin and other cryptocurrency produced or otherwise generated by the Business Line (including, for the avoidance of doubt, the management and operation of the Owned Computer Servers) directly into any cryptocurrency wallet of the Issuer designated by the Investor Designee in its sole and absolute discretion (the “Cryptocurrency Wallets”): and (z) the sole control over such Cryptocurrency Wallets, including the private keys, passwords and other credentials related to such Bitcoin or other cryptocurrency and such Cryptocurrency Wallets, and the full right and authority to keep such private keys confidential from all other personnel of the Group and to share such private keys with Unistar Group and its representatives.

CUSIP No. 00941Q104	13D/A	Page 6 of 8 Pages

•	With regard to any and all communications that the Founder or the Issuer may have with the NASDAQ or the SEC (“Communication”), from and after the date of the Investment Agreement, the Issuer shall notify and provide Unistar Group with a copy of any Communication within 24 hours of receipt and a reasonable opportunity to review and participate in all Communications. From and after the closing of the subscription and issuance of the Subscribed Securities, Unistar Group’s prior written consent is required for all material Communications from the Issuer.

The foregoing summary of terms is qualified in its entirety by the full text of the Investment Agreement.

Northern Shore intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the Board, members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and Northern Shore’s affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Amendment No.1 and the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 00941Q104	13D/A	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of Original Schedule 13D are amended and restated in their entirety as follows:

(a) – (b)

See Items 11 and 13 of the cover pages to this Amendment No.1 for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment No.1 for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. In addition, because of the arrangements in the Investment Agreement, the Reporting Persons, Unistar Group and Mr. Rui Du are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act which is deemed to beneficially own an aggregate of 230,243,005 Ordinary Shares as of the date hereof, representing approximately 64.7% of the total Ordinary Shares, calculated on the basis of an aggregate of 355,907,782 Ordinary Shares, including (i) 177,953,891 Ordinary Shares outstanding as of April 6, 2022 as stated in the Issuer’s representations and warranties contained in the Investment Agreement and (ii) 177,953,891 Ordinary Shares the Issuer has agreed to issue pursuant to the Investment Agreement, and excluding any Ordinary Shares subject to the Warrants. Neither the filing of this Amendment No. 1 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by Unistar Group or Mr. Rui Du for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7.	Materials to be Filed as Exhibits

Item 7 of Original Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated April 7, 2022

99.2	Investment Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K (File No. 001-33765) filed with the SEC on April 6, 2022)

99.3	Warrant Agreement, dated April 6, 2022 (incorporated by reference to Exhibit 99.4 of the Issuer’s Form 6-K (File No. 001-33765) filed with the SEC on April 6, 2022)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2022

Northern Shore Group Limited

	By:	/s/ Zhichao Li
	Name:	Zhichao Li
	Title:	Director

Zhichao Li

	By:	/s/ Zhichao Li

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